Exhibit 99.2

NEPHROS, INC.

41 Grand Avenue

River Edge, New Jersey 07661

[_______ __], 2014

Dear Stockholder and/or Warrantholder:

Enclosed are the prospectus dated [_______ __], 2014 (the “Prospectus”) and other materials relating to the rights offering by NEPHROS, INC. (the “Company”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase shares of the Company’s common stock (“Common Stock”), as described below, only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page [__] of the Prospectus. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING

•	We will distribute to each holder of record of our Common Stock and to each holder of record of our warrants (the “Record Holders”) on the record date, which is [_______ __], 2014, at no charge, one non-transferable subscription right for each share of Common Stock and for each share of Common Stock underlying a warrant owned at 5:00 p.m., Eastern Time, on the record date. The subscription rights will be evidenced by non-transferable subscription certificates, which we also refer to as rights certificates.

•	Each subscription right will entitle the Record Holder to purchase [_________] of a share of Common Stock at a subscription price of $0.60 per share of Common Stock, which we refer to as the basic subscription privilege, upon timely delivery of the required documents and payment of the subscription price.

•	There is no minimum number of shares of Common Stock you must purchase, but you may not purchase fractional shares. To determine the number of shares of Common Stock you may purchase under your basic subscription privilege, multiply the number of shares of Common Stock that you own by [_________] and round up to the nearest whole number and add that to the product of the number of shares of Common Stock underlying a warrant that you own multiplied by [_________], rounded up to the nearest whole number. For example, if you own 100 shares of Common Stock and 20 shares of Common Stock underlying a warrant, you will be entitled to subscribe for up to [_____] shares of Common Stock ([100 shares of Common Stock] x [_________] = [_________], rounded up to [___], the nearest whole number) + [(20 shares of Common Stock underlying a warrant] × [______] = [______], rounded up to [___], the nearest whole number) under your basic subscription privilege.

•	If you exercise your basic subscription privilege in full, you may also exercise an over-subscription privilege to subscribe for additional shares not subscribed for by other Record Holders in the rights offering at the same subscription price of $0.60 per share, subject to certain limitations.

•	If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares you would like to subscribe for in the space provided on your rights certificate. When you send in your rights certificate, you must also send the full purchase price for the number of additional shares that you have requested pursuant to the over-subscription privilege (in addition to the payment due for shares subscribed for under your basic subscription privilege). If an insufficient number of shares is available to fully satisfy all over-subscription privilege requests, the available shares will be allocated proportionately among Record Holders who exercise their over-subscription privileges based on the number of shares each such Record Holder subscribed for pursuant to the basic subscription privilege. To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of unsubscribed shares available to you, any excess subscription payment received by the subscription agent will be promptly returned to you, without interest or deduction. See “The Rights Offering–The Subscription Rights–Over-Subscription Privilege” in the Prospectus.

•	If Record Holders wish to exercise their subscription rights, they must do so at or prior to 5:00 p.m., Eastern Time, on [_______ __], 2014, the expiration date for the rights offering, subject to extension or earlier termination. After the expiration date, the subscription rights will expire and will have no value. See “The Rights Offering–Expiration of Rights Offering and Extensions, Amendments and Termination” in the Prospectus.

Exhibit 99.2

•	Subject to the satisfaction of certain conditions, including compliance with all obligations under a $1.75 million note, related security agreement and the other transaction documents between Lambda Investors, LLC and the Company, Lambda Investors has advised the Company that it will exercise its basic subscription privilege in full and will purchase any shares of Common Stock that are not subscribed for by other Record Holders in the rights offering, if any. Therefore, subject to these conditions, unless the Company terminates the rights offering, the Company anticipates that the 5,000,000 shares of Common Stock that it is offering in the rights offering will be purchased regardless of whether any shares are subscribed for by Record Holders other than Lambda Investors pursuant to the exercise of the basic subscription privilege and over-subscription privilege.

•	You are not required to exercise any or all of your subscription rights. We will deliver to the Record Holders who purchase shares in the rights offering certificates representing the shares purchased as soon as practicable after the rights offering has expired. If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest or deduction.

•	In connection with the exercise of any over-subscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of shares requested through the basic subscription privilege and the over-subscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.

If your shares of Common Stock and/or warrants are held in your name, a Subscription Rights Certificate is enclosed. If your shares of Common Stock and/or warrants are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company may be diluted. Please see page [__] of the Prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the rights offering, please contact John C. Houghton, the Company’s President, Chief Executive Officer and Acting Chief Financial Officer at (201) 343-5202 ext. 101.

Sincerely,

John C. Houghton
President, Chief Executive Officer and Acting Chief Financial Officer